# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PETMED EXPRESS INC, CIK 0001040130
CUSIP: 716382106
Title of class of securities: Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 420 SOUTH CONGRESS AVENUE, DELRAY BEACH, Florida (FL), 33445
Date of event which requires filing of this statement: 03/27/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001903596-25-000111
Filed by CIK 0002059711

## Reporting persons
- SilverCape Investments Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,091,331; shared voting power 0; sole dispositive power 2,091,331; shared dispositive power 0; aggregate amount beneficially owned 2,091,331 (10.12% of the class)

## Item 1. Issuer
Name of issuer: PETMED EXPRESS INC
Address of issuer's principal executive offices: 420 South Congress Avenue, Delray Beach, Florida 33445

## Item 2. Person Filing
Name of person filing: SilverCape Investments Limited
Address of principal business office or, if none, residence: c/o Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman KY1-1103, Cayman Islands
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Company

## Item 4. Ownership
Amount beneficially owned: 2,091,331
Percent of class: 10.12%
Sole power to vote or to direct the vote: 2,091,331
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,091,331
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to SilverCape Investments Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- SilverCape Investments Limited: /s/ Peter Kennedy, Managing Director (04/03/2025)